FILE NO. 44877.107865

December 22, 2015

VIA EDGAR FILING

Mary Beth Breslin, Esq.

Staff Attorney

Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:	CUI Global, Inc.

Dear Ms. Breslin:

This letter is written as a follow-up to my email to you on Monday, December 21, 2015 regarding the staff’s comment letter, dated December 15, 2015 regarding the CUI Global, Inc. Form 10-K for the physical year-end December 31, 2014. This letter confirms the issuer’s request for an extension to respond to this comment letter until January 15, 2016 in light of the pending holidays. Thank you for this accommodation.

Very truly yours,

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, LLP

By: /s/ Michael T. Cronin
Michael T. Cronin

cc:	William Clough
Dan Ford

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